Exhibit 9.2

AMENDED AND RESTATED NOMINATING AND VOTING AGREEMENT

This AMENDED AND RESTATED NOMINATING AND VOTING AGREEMENT (the “Restated Agreement”) is dated as of March 9, 2011, to be effective as of the date of the Conversion (as defined herein), by and among John E. Crisp (“Crisp”), Charles C. Forbes, Jr. (“C. Forbes”), Janet Forbes (“J. Forbes,” and together with Crisp and C. Forbes, the “Founders”) and Forbes Energy Services Ltd. (the “Company”), an exempted company organized under the laws of Bermuda, which will become a Texas corporation pursuant to the Conversion defined herein.

WHEREAS, on May 29, 2008, in connection with the issuance to the Founders of Class B Shares, par value $.01 per share, of the Company (“Class B Shares”), the Founders and the Company entered into that certain Nominating and Voting Agreement (the “Original Agreement”), whereby the Founders were granted certain rights with respect to the nomination of board designees and made certain agreements with respect to the voting of their shares and the voting of their board designees;

WHEREAS, the Amended and Restated Bye-laws of the Company (the “Bye-laws”) provide that the holders of the Class B Shares have certain rights with regard to the nomination and election of the board of directors of the Company;

WHEREAS, on May 28, 2010, all Class B Shares were converted into common shares, par value $.01 per share, of the Company;

WHEREAS, the Company anticipates that it will discontinue as a Bermuda exempt company and will convert into a Texas corporation (the “Conversion”);

WHEREAS, as part of the Conversion, the Bye-laws will be replaced with a set of bylaws compliant with Texas corporate law (the “Texas Bylaws”);

WHEREAS, as there are no Class B Shares currently outstanding and the Company does not have any plans to issue Class B Shares in the future, the Texas Bylaws will not contain provisions regarding the Class B Shares (including provisions granting rights to the holders of the Class B Shares regarding the nomination and election of the board of directors);

WHEREAS, in connection with the Conversion, the Company is planning to lists its common equity on the NASDAQ Capital Market (“NASDAQ”);

WHEREAS, the Company has been informed by NASDAQ that, in its current form, the Original Agreement does not comply with NASDAQ’s corporate governance requirements; and

WHEREAS, the Founders and the Company desire to amend and restate the Original Agreement in order to comply with the requirements of NASDAQ and to clarify the impact of the Conversion on the Original Agreement;

NOW, THEREFORE, in consideration of the respective covenants and promises made below by each of the parties hereto, such parties, intending to be legally bound hereby, do hereby agree as follows:

1. Definitions. As used in this Restated Agreement, the following terms have the meanings indicated:

Affiliate means, with respect to a Person, any Person that directly or indirectly controls, is controlled by or is under common control with such Person. For the purposes of this definition, “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”), as used with respect to a Person, means the direct or indirect possession of the power, independently or as part of an organized group, to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise and with respect to an individual, such individual’s spouse.

Board means the Board of Directors from time to time of the Company.

Business means the provision of production-focused oilfield services relating to new or existing oil and natural gas wells and associated operations, including fluid handling, well servicing, workovers, maintenance and completion services, plugging and abandoning services, and tubing testing and other related oilfield services.

Class B Shares means the Class B Shares, par value $.01 per share, of the Company authorization for which existed prior to the Conversion.

Common Stock means the shares of common stock, par value $.l0 per share, of the Company.

Covered Shares means the Common Stock held by Crisp, C. Forbes and J. Forbes and their respective successors and assigns (including Common Stock that were issued upon the conversion of the Class B Shares) and any shares of capital stock of the Company issued in exchange for, as a dividend on, or in replacement or upon conversion of, or otherwise issued in respect of such Common Stock (including Common Stock issued in a bonus issue, share dividend, split, subdivision or recombination or pursuant to the exercise of preemptive rights, whether contractual or statutory).

Holder means Crisp, C. Forbes or J. Forbes or their respective successors or assigns, and Holders means Crisp, C. Forbes and J. Forbes and their respective successors and assigns.

Person means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization or government or political subdivision, agency or instrumentality thereof or other entity or organization of any kind.

Reorganization Agreement means the Agreement and Plan of Reorganization dated as of May 29, 2008 by and among Crisp, C. Forbes, J. Forbes, the Company, Forbes Energy Services LLC, a Delaware limited liability company, and the other members of Forbes Energy Services LLC.

Restricted Securities means any Covered Shares until such time as they have been (i) distributed to the public pursuant to a registration statement covering such securities that has been declared effective under the Securities Act of 1933, as amended (the “Securities Act”) or any similar schedule or form under the similar laws of another jurisdiction, and disposed of pursuant to such effective registration statement or (ii) distributed to the public in accordance with the provisions of Rule 144 (or any similar provision then in force) under the Securities Act or the similar laws of another jurisdiction.

2. Nomination of Board Designees

(a) For as long as the Holders in the aggregate own greater than 25% of the total outstanding Common Stock, or other equity shares that at such time vote with the Common Stock with respect to the election of directors (collectively, the “Voting Stock”), of the Company, the Holders shall have the right to designate such number of members of the Board for election, rounded up to the greatest whole number, commensurate with their aggregate ownership percentage of the Voting Stock, such individuals to be mutually agreed upon by the Holders (the “Board Designees”). Notwithstanding the foregoing, the Holders shall not have the right to designate for election Board Designees representing a majority of the Board, unless the Holders’ own a majority of the Company’s Voting Stock.

(b) If the Holders are unable to mutually agree upon which individuals will be the Board Designees, the Holders agree to use good-faith best efforts to nominate the Founders as the Board Designees, provided that if the number of Board Designees is less than the number of Founders, then the Holders agree to use good-faith best efforts to nominate the Founders with the higher total ownership percentage of Voting Stock to the available Board Designee positions.

3. Agreement to Vote

(a) Each Holder shall vote any Common Stock that such Holder owns as provided in subsections 3(b) and (c) below and shall instruct the Board Designees to take such action as may reasonably be required to ensure that each Board Designee is nominated and elected a member of the Board.

(b) Each Holder shall vote any Common Stock that such Holder owns in the election of directors while this Restated Agreement is in effect for election of each of the Board Designees as director of the Company and none of Crisp, C. Forbes or J. Forbes nor their successors or assigns shall vote any Common Stock that such Holder owns in favor of removal of any Board Designee designated pursuant to this Restated Agreement unless 100% of the Holders request such removal.

(c) Each Holder shall vote any Common Stock that such Holder owns in the election of directors, and shall instruct the Board Designees to take such action as may reasonably be required, to ensure that if a Board Designee, subsequent to election to the Board, shall resign or be removed from the Board (the “Departed Director”), such vacancy shall be filled only by a person nominated by the Holders, as set forth on Schedule 1 hereto (or as subsequently modified pursuant hereto), but only if the Holders are entitled hereunder, at the time such vacancy is filled, to nominate for election the Departed Director.

(d) Each Holder shall vote any Common Stock that such Holder owns, and shall instruct the Board Designees to take such action as may be reasonably required to provide that each subsidiary of the Company has a manager or board of directors comprised of one or more Board Designees.

4. Matters Requiring Unanimous Vote of the Holders. Unless 100% of the Holders approve the taking of any action of the nature set forth below, the Holders agree that they will instruct the Board Designees to vote against the taking of any such action:

(a) the issuance by the Company of any additional Class B Shares or Common Stock or any other debt or equity securities, the making of any calls or the forfeiture of any securities by the Company, the reduction of the Company’s issued capital, the redemption by the Company of any redeemable shares otherwise than as required by the terms of their issuance, the purchase by the Company of its own shares, the alteration of any rights attaching to any shares in the capital of the Company or any other recapitalization of the Company;

(b) the formation or acquisition of any subsidiary of the Company, the sale or other disposition by the Company of any debt or equity securities in a subsidiary of the Company, the making of any calls or the forfeitures of any securities of any subsidiary of the Company, the reduction of the issued capital of a subsidiary of the Company, the redemption by any subsidiary of the Company of any redeemable shares otherwise than as required by the terms of their issue, the purchase by a subsidiary of the Company of its own shares, the alteration of any rights attaching to any shares in the capital of any subsidiary of the Company or any other recapitalization of a subsidiary of the Company; or

(c) any decision to increase or reduce the number of members of the Board or the number of seats of the Board which the holders of the Class B Shares may designate.

5. Termination of the Restated Agreement. Notwithstanding anything to the contrary contained herein, this Restated Agreement shall terminate on the occurrence of any of the following events:

(a) the bankruptcy or dissolution of the Company;

(b) ownership by J. Crisp, C. Forbes or J. Forbes of all of the then issued and outstanding share capital of the Company;

(c) the execution of a written instrument terminating this Restated Agreement by all parties then owning Covered Shares; or

(d) ten years following the date of execution of the Restated Agreement.

6. Miscellaneous Provisions.

(a) The parties hereto severally agree that, except for this Restated Agreement and the Original Agreement amended thereby, (i) they are not parties to any other voting agreement that conflicts with the terms hereof and (ii) they shall not enter into any agreement which purports to govern their exercise of the voting power of their Common Stock in a manner inconsistent with the terms hereof.

(b) This Restated Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, provided, however, that nothing contained herein shall bind or obligate any subsequent transferee of Covered Shares that are not Restricted Securities at the time of the transfer to the terms and conditions hereof.

(c) The parties hereto agree that there is no adequate remedy at law to protect the parties or any of them for a breach of this Restated Agreement and that this Restated Agreement may therefore be specifically enforced in accordance with the principles of equity and all reasonable attorneys’ fees and other costs incurred by any party hereto who seeks to enforce the terms of this Restated Agreement shall be paid by the party or parties held to be in violation hereof.

(d) Any provision of this Restated Agreement which is invalid, illegal or unenforceable in any jurisdiction shall be ineffective to the extent of such invalidity, illegality or unenforceability without invalidating or rendering unenforceable the remaining provisions of this Restated Agreement, and, to the extent permitted by law, any determination of invalidity, illegality or unenforceability in any jurisdiction shall not invalidate or render illegal or unenforceable such provision in any other jurisdiction.

(e) The certificates representing Covered Shares shall be legended to refer to this Restated Agreement as follows:

The Shares represented by this certificate are subject to the terms, conditions and agreements contained in that certain Amended and Restated Nominating and Voting Agreement dated as of March 9, 2011 among John E. Crisp, Charles C. Forbes, Jr., Janet Forbes and Forbes Energy Services Ltd. The Holder (as defined in such Amended and Restated Nominating and Voting Agreement) of this certificate takes the same subject to all of the terms and conditions of such Amended and Restated Nominating and Voting Agreement and is bound thereby and entitled to the benefits thereof. The Holder hereof, by accepting this certificate, ratifies and adopts such Amended and Restated Nominating and Voting Agreement.

(f) This Restated Agreement may be executed in multiple counterparts, each of which shall be an original, but all of which taken together shall constitute but one instrument.

(g) This Restated Agreement and the Original Agreement amended hereby shall be subject to and governed by the laws of the State of Texas.

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IN WITNESS WHEREOF, the undersigned have executed this Restated Agreement effective as of the date of the Conversion.

THE COMPANY: FORBES ENERGY SERVICES LTD.

By:	/s/ John E. Crisp
Name: Title:	John E. Crisp President and Chief Executive Officer

/s/ John E. Crisp
John E. Crisp

/s/ Charles C. Forbes, Jr.
Charles C. Forbes, Jr.

/s/ Janet Forbes
Janet Forbes